Mail Stop 4561

June 11, 2008

Charles Liang
President and Chief Executive Officer
Super Micro Computer, Inc.
980 Rock Avenue
San Jose, California 95131

> **Re:**   **Super Micro Computer, Inc.**
> **Form 8-K filed on May 14, 2008**
> **File No. 001-33383**

Dear Mr. Liang:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief